June 25, 2021

VIA EDGAR & EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. David Edgar, Senior Staff Accountant Ms. Kathleen Collins, Accounting Branch Chief Mr. Alexandra Barone, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Zenvia Inc. Registration Statement on Form F-1 File 333-255269 CIK No. 0001836934

Ladies and Gentlemen:

By letter dated June 16, 2021 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form F-1 (the “Registration Statement”) of Zenvia Inc. (the “Company”), a Cayman Islands exempted company with limited liability, relating to the proposed offering in the United States of the Company’s Class A common shares (the “Class A Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

On behalf of the Company, we enclose herewith the Company’s responses to your comments on the Registration Statement for review by the Staff. Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to its Registration Statement via EDGAR (the “Amendment No. 5”). In addition to disclosure revised in response to the Staff’s comments, Amendment No. 5 has been revised to reflect minor updates to the disclosure of the Company.

Similarly to the Company’s Amendment No. 4 to its Registration Statement filed via EDGAR on June 1, 2021 (“Amendment No. 4”), to facilitate the Staff’s review — in particular of the pro forma condensed financial information — the Company notes that certain information included into Amendment No. 5 reflects an assumed price range of between US$15.50 and US$17.50 per class A Share and a midpoint of the estimated offering price range at US$16.50. This information has been removed from Amendment No. 5 as the Company still assesses with the underwriters the expected bona fide price range that will be used in connection with the roadshow for this offering. The Company, however, updated the foreign exchange rate being used for purposes of the pro forma financial presentation. In a subsequent pre-effective amendment to the Registration Statement (and in any event, prior to the launch of this offering), the Company will include a bona fide price range into the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in the Amendment No. 5 where the disclosure addressing a particular comment appears. The responses and information described below are based upon information provided to us by the Company.

To facilitate your review, we will provide to the Staff via email a courtesy copy of Amendment No. 5 marked to show changes to the Amendment No. 4.

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Amendment No. 4 to Registration Statement on Form F-1 filed June 1, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 119

1.	We note that for purposes of your convenience translation from reais into U.S. dollars, you used the Central Bank selling exchange rate published on March 31, 2021 of R$5.6983 per US$1.00. Please revise to include a discussion regarding the impact that the recent declines in the exchange rate may have on your results of operations, financial condition and liquidity, if material.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended page of Amendment No. 5 to address the Staff’s comment.

Condensed consolidated statements of financial position at March 31, 2021, page F-3

2.	Please revise to label each of your interim financial statements as "unaudited" where appropriate.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended the appropriate F-pages of the interim financial statements included in Amendment No. 5 to address the Staff’s comment.

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We very much appreciate the Staff’s willingness to review the Amendment No. 5 and this letter. If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email).

Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

Enclosures

cc:	Cassio Bobsin Zenvia Inc.

S. Todd Crider
Simpson Thacher & Bartlett LLP

Manuel Garciadiaz
Davis Polk & Wardwell LLP

Cristiano Seguecio
KPMG Auditores Independentes